UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                                              Citi Trends, Inc.
(Name of Issuer)

                         Common Stock
(Title of Class of Securities)

                                     17306X102
(CUSIP Number)

                          October 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Fund 1 Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 973,768 shares Refer to Item 4 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 973,768 shares Refer to Item 4 below.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 973,768 shares Refer to Item 4 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.37% Refer to Item 4 below.
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Parent Holding Company)

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this "Amendment") relates to shares of Common Stock (the “Common Stock”) of Citi Trends, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 104 Coleman Boulevard, Savannah, Georgia 31408. This Amendment is being filed by the Reporting Person to amend the Schedule D that was filed on September 28, 2023 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 5(a) through 5(c) of the Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2023, as filed with the Securities and Exchange Commission on September 6, 2023, that there were 8,564,057 shares of Common Stock of the Issuer outstanding as of August 23, 2023.

(c)  The following table lists transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D and have not already been reported in the Schedule D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	10/3/2023	19,186	$21.4925
Open market purchase	10/4/2023	11,100	$21.9719
Open market purchase	10/5/2023	19,000	$22.1821
Open market purchase	10/6/2023	4,900	$22.6959
Open market purchase	10/9/2023	14,073	$22.7530
Open market purchase	10/10/2023	2,500	$23.2464
Open market purchase	10/11/2023	1,100	$23.6718
Open market purchase	10/12/2023	5,403	$22.8427
Open market purchase	10/13/2023	5,500	$23.0452
Open market purchase	10/16/2023	2,000	$23.6734
Open market purchase	10/26/2023	2,300	$23.0052
Open market purchase	10/27/2023	28,300	$22.7106
Open market purchase	10/30/2023	3,800	$23.0180

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 30, 2023

FUND 1 INVESTMENTS, LLC

By: /s/ Benjamin C. Cable
Benjamin C. Cable
Chief Operating Officer